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March 24, 2005

Mark Shuman
Adam Halper
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: iLinc Communications, Inc. Registration Statement on Form S-3 Registration No: 333-113380

Gentlemen:

Please be advised that iLinc Communications, Inc. (the "Registrant") hereby amends its Form S-3, as filed with the Securities and Exchange Commission on March 11, 2005, in order to include the following delaying amendment:

"The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

Respectfully submitted,

iLinc Communications, Inc.


By: /s/ James M. Powers, Jr.
    ------------------------
    James M. Powers, Jr.
Chairman of the Board, President and Chief Executive Officer